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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549





FORM U-9C-3




QUARTERLY REPORT PURSUANT TO RULE 58




FOR THE QUARTER ENDED
DECEMBER 31, 1999







NATIONAL GRID USA







25 Research Drive, Westborough, MA 01582

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
NATIONAL GRID USA
For The Quarter Ended December 31, 1999

ITEM 1 - ORGANIZATION CHART

                     Percentage
      Energy or             State     of voting
Name of Reporting     Gas-Related       Date of          of     Securities
     Company       Company     Organization     Organization
Held               Nature of Business
-----------------     -----------     ------------     ------------
-----------     --------------------------------------

N/A for Fourth Quarter (1)


(1) On March 22, 2000, pursuant to an Agreement and Plan of Merger dated December 11, 1998, by and among The National Grid Group plc (National Grid), NGG Holdings LLC, and New England Electric System (NEES), NEES became a wholly owned subsidiary of National Grid. NEES' new corporate name is National Grid USA and is a Delaware corporation. The Securities and Exchange Commission approved the merger on March 15, 2000. See HCAR 35-27154.

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
NATIONAL GRID USA
For The Quarter Ended December 31, 1999

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
          (expressed in millions, rounded to hundred thousands of dollars)


      Type of     Principal      Issue      Cost       Person to
Collateral     Consideration
     Security     Amount of        or       of     Whom Security     Given
with     Received for
Company Issuing Security      Issued     Security     Renewal
Capital       Was Issued      Security     Each Security
------------------------     --------     ---------     -------
-------     --------------     -----------     -------------

N/A (1)

(1) AllEnergy Marketing Company, L.L.C.'s investment in Weatherwise USA L.L.C.
was recapitalized in September 1999 but did not require any additional investment.


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

NATIONAL GRID USA
For The Quarter Ended December 31, 1999 (cont'd.)

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
          (expressed in millions, rounded to hundred thousands of dollars)


       Company      Company       Amount of
     Contributing     Receiving        Capital
       Capital      Capital     Contribution
     ------------     ---------     ------------
     NEES Energy, Inc.          AllEnergy Marketing Company,
L.L.C.                    $38.0


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
NATIONAL GRID USA
For The Quarter Ended December 31, 1999

Item 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)
Part I - Transactions performed by reporting companies on behalf of associate companies
                                                            Direct
Indirect          Total
     Reporting Company          Associate Company          Types of
Services     Costs     Costs     Cost of     Amount
     Rendering Services          Receiving Services               Rendered
Charged     Charged     Capital     Billed
     ------------------          ------------------
-----------------     -------     -------     -------     ------
N/A
Part II - Transactions performed by associate companies on behalf of reporting companies

                                                            Direct
Indirect          Total
     Associate Company          Reporting Company          Types of
Services     Costs     Costs     Cost of     Amount
     Rendering Services          Receiving Services               Rendered
Charged     Charged     Capital     Billed
     -----------------          ------------------
-----------------     -------     -------     -------     ------
Massachusetts Electric          Granite State Energy,          Miscellaneous
(4)     (1)               (1)               (1)
 Company                         Inc.

New England Power               New England Energy, Inc.     Miscellaneous
(2)     (1)               (1)     (1)          (1)
  Service Co.

New England Power           Granite State Energy,          Miscellaneous
(2)     (1)               (1)     (1)          (1)
  Service Co.                 Inc.

New England Power               AllEnergy Marketing               Corp.
Acctg.          (1)               (1)     (1)          (1)
     Service Co.               Company, L.L.C.               Sales
Planning          (1)               (1)     (1)          (1)
                                                            Miscellaneous
(3)     (1)               (1)     (1)          (1)

(1)     Amounts are less than $100,000.
(2) Represents 5 types of services totaling less than $100,000 in aggregate.
(3) Represents 10 types of services totaling less than $100,000 in aggregate.
(4)The customer service portion of the service agreement between Granite State Energy, Inc. and New England Power
          Service Company has been assigned to Massachusetts Electric Company, in accordance with its terms. Total represents 2 types of services totaling less than $10,000 in aggregate.

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

NATIONAL GRID USA
At December 31, 1999

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
               (expressed in millions rounded to hundred thousands of dollars)
Investment in energy-related companies:
Total consolidated capitalization as of
 December 31, 1999 (1)                         $2,728.8          line 1

Total capitalization multiplied by 15 percent     409.3          line 2
 (line 1 multiplied by 0.15)

Greater of $50 million or line 2               409.3          line 3

Total current aggregate investment:
 (categorized by major line of energy-
  related business)
     Power marketing and other               $ 219.1
     Energy software                         2.2
                                        -------
Total current aggregate investment                    $221.3     line 4
                                             ------

Difference between the greater of $50 million
 or 15 percent of capitalization and the total
 aggregate investment of the registered holding
 company system
 (line 3 less line 4)                              $188.0     line 5

(1)Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.



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NATIONAL GRID USA
For The Quarter Ended December 31, 1999

ITEM 5 - OTHER INVESTMENTS

                                                       Reason for
    Major Line         Other        Other     Difference
or Energy-Related       Investment in      Investment      in Other
     Business     Last U-9C-3 Report     in U-9C-3 Report     Investment
-----------------     ------------------     ----------------     ----------

Power Marketing            $7.8         $0     Investments
 and Other               made prior to
               the effective
               date of Rule 58

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NATIONAL GRID USA
For The Quarter Ended December 31, 1999

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A)     Exhibits

     1Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.

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SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                    NATIONAL GRID USA



                    s/ John G. Cochrane
                         ___________________________
                         John G. Cochrane,
                Vice President and Treasurer




Date: March 30, 2000